On June 15, 2015, shareholders of the Merger Arbitrage
Fund approved the appointment of Brown Trout
Management, LLC as the sub-advisor to the Fund. The percentage of shares outstanding and entitled to vote that were present by proxy were 62.84%. The numbers of shares voted were as follows:

For Against Abstain Total
355,785 - - 355,785